Filed Pursuant to Rule 433

Registration Statement Number 333-191239

February 19, 2014

COMCAST CORPORATION

$1,200,000,000 3.60% NOTES DUE 2024

$1,000,000,000 4.75% NOTES DUE 2044

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC NBCUniversal Media, LLC

Issue of Securities:	3.60% Notes due 2024 4.75% Notes due 2044

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after deducting the underwriters’ discount and expenses, for working capital and general corporate purposes, which may include repayment, in April 2014, of our 2.10% notes due 2014 ($900 million principal amount outstanding) and a portion of our outstanding commercial paper. As of February 18, 2014, our commercial paper had a weighted average annual interest rate of approximately 0.31% and a weighted average remaining maturity of approximately 38 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”).

Trustee:	The Bank of New York Mellon

Expected Ratings:[1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

RBS Securities Inc.

UBS Securities LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

DNB Markets, Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Junior Co-Managers:	The Williams Capital Group, L.P. Jefferies LLC Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC MFR Securities, Inc. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Trade Date:	February 19, 2014

Settlement Date:	February 26, 2014 (T+5)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Recent Developments

On February 12, 2014, Comcast and Time Warner Cable Inc. (“Time Warner Cable”) announced that their Boards of Directors have approved a definitive agreement for Time Warner Cable to merge with Comcast. The agreement is a stock-for-stock transaction in which Comcast will acquire 100% of Time Warner Cable’s common stock for shares of Comcast’s Class A common stock. Each Time Warner Cable share will be exchanged for 2.875 shares of Class A common stock, amounting to approximately $45.2 billion in equity value based on the closing price per share of Class A common stock on February 12, 2014, with Time Warner Cable shareholders owning approximately 23% of Comcast’s common stock. Following the transaction, Time Warner Cable will be a wholly owned subsidiary of Comcast. The merger between Comcast and Time Warner Cable is subject to shareholder approval at both companies and regulatory review and other customary conditions and is expected to close by the end of 2014.

Through the merger, Comcast will acquire Time Warner Cable’s approximately 11 million managed subscribers. In order to reduce competitive concerns, Comcast is prepared to divest systems serving approximately 3 million managed subscribers. As such, Comcast would, through the acquisition and management of Time Warner Cable systems, net approximately 8 million managed subscribers in this transaction. This would bring Comcast’s managed subscriber total to approximately 30 million.

According to its publicly available information, as of December 31, 2013, Time Warner Cable had $25.052 billion aggregate outstanding debt and its ratio of earnings to fixed charges for the year ended December 31, 2013 was 2.8x.

Other Relationships

Affiliates of Barclays Capital Inc. and J.P. Morgan Securities LLC have acted as financial advisors to the Company in connection with the Time Warner Cable merger for which they received or may in the future receive customary fees and commissions.

3.60% Notes Due 2024

Aggregate Principal Amount:	$1,200,000,000

Maturity:	March 1, 2024

Interest Rate:	3.60% per annum, accruing from February 26, 2014 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014

Benchmark Treasury:	UST 2.75% due February 15, 2024

Benchmark Treasury Price/Yield:	100-03/2.739%

Spread to Benchmark:	+93 bps

Yield to Maturity:	3.669%

Optional Redemption:	The 3.60% Notes due 2024 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus in each case accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.60% Notes due 2024 may be issued. The 3.60% Notes due 2024 and any additional 3.60% Notes due 2024 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BJ9 / US20030NBJ90

Public Offering Price:	99.426% plus accrued interest, if any, from February 26, 2014

Underwriters’ Discount:	0.45%

Net proceeds to Comcast, before expenses:	98.976% per $1,000 principal amount of Notes due 2024; $1,187,712,000 total

4.75% Notes Due 2044

Aggregate Principal Amount:	$1,000,000,000

Maturity:	March 1, 2044

Interest Rate:	4.75% per annum, accruing from February 26, 2014 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014

Benchmark Treasury:	UST 3.75% due November 15, 2043

Benchmark Treasury Price/Yield:	100-25/ 3.706%

Spread to Benchmark:	+110 bps

Yield to Maturity:	4.806%

Optional Redemption:	The 4.75% Notes due 2044 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points, plus in each case accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.75% Notes due 2044 may be issued. The 4.75% Notes due 2044 and any additional 4.75% Notes due 2044 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BK6/ US20030NBK63

Public Offering Price:	99.114% plus accrued interest, if any, from February 26, 2014

Underwriters’ Discount:	0.75%

Net proceeds to Comcast, before expenses:	98.364% per $1,000 principal amount of Notes due 2044; $983,640,000 total

It is expected that delivery of the notes will be made against payment therefor on or about February 26, 2014, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-547-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-800-326-5897.